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Fuente Investment Partnership
Carlos A. Fuente, Sr.
Carlos P. Fuente, Jr.

Gentlemen:

     This letter shall confirm our understanding with respect to the offer that we intend to deliver today to the Special Committee of the Board of Directors of Holt's Cigar Holdings, Inc. (the "Company") with respect to our proposed acquisition by tender offer for all of the issued and outstanding common stock of the Company. Attached is the proposed offer letter which sets forth the offer as well as the terms and conditions for the offer.

     We all agree that, following the acquisition and merger described in the offer, we shall own the Company or its successor or parent as follows: 65% by Robert G. Levin individually or through an entity or entities designated and controlled by him and 35% by an entity or entities designated and controlled by Fuente Investment Partnership and Carlos A. Fuente, Sr. and Carlos P. Fuente, Jr. or any combination thereof. We further agree to contribute all of our respective and outstanding shares in the Company, as well as any options outstanding to the acquiring entity.

     Should this accurately set forth our agreement, please execute the acknowledgement below and return an acknowledged copy to me. I look forward to working with you, as always.

Best personal regards.
                                             /s/ Robert G. Levin
                                             _______________________________
                                             Robert G. Levin

Fuente Investment Partnership



By: /s/ Carlos A. Fuente, Sr.
_______________________________
Carlos A. Fuente, Sr. Partner


By: /s/ Carlos P. Fuente, Jr.
_______________________________
Carlos P. Fuente, Jr. Partner